UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  May 29, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On May 29, 2020, Contact Gold Corp. (the "Company") filed its Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020 and its Management's Discussion and Analysis for the three months ended March 31, 2020 with the Canadian Securities Commissions on SEDAR.

A copy of the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020, is attached hereto as Exhibit 15.1, and incorporated herein by reference. A copy of the Management's Discussion and Analysis for the three months ended March 31, 2020, is attached hereto as Exhibit 15.2, and incorporated herein by reference. In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3.

On May 29, 2020 Contact Gold also announced voting results from the Company's Annual Meeting of Shareholders held on May 28, 2020 (the "Meeting").  A total of 62,736,247 common shares were voted, representing the votes attached to approximately 68.3% of all outstanding common shares. Shareholders voted in favour of the election of all director nominees, and the reappointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company.  Shareholders also voted in favour of the amended Option and Incentive Plan (the "Option Plan"), the Restricted Share Unit Plan ("RSU Plan") and the Deferred Share Unit Plan (the "DSU Plan", and together, the "Plans"). The Plans were approved by the TSXV on May 29, 2020. A copy of a supplement to the Company’s Information Circular was filed  on SEDAR and, is attached hereto as Exhibit 15.4, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date: June 1, 2020

Index to Exhibits

Exhibit Number Description

15.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020

15.2	Management's Discussion and Analysis for the three months ended March 31, 2020

15.3	Press Release

15.4	Supplement to Information Circular, showing changes to each of the Company's Stock and Incentive Plan, Restricted Share Unit Plan and Deferred Share Unit Plan.